UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  SRKP 8, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                  SRKP 8, INC.
                      210 South Federal Highway, Suite 205
                            Deerfield Beach, FL 33441
                                 (310) 203-2902
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Richard Rappaport

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................

            (b) ................................................................

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      3.    SEC Use Only .......................................................

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      4.    Source of Funds (See Instructions) (See item 3).......PF............

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

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      6.    Citizenship or Place of Organization .........U.S.A.................

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                  7.    Sole Voting Power ..............1,039,500...............

Number of         --------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power ....................................
Owned by
Each              --------------------------------------------------------------
Reporting
Person With       9.    Sole Dispositive Power............1,039,500.............

                  --------------------------------------------------------------

                  10.   Shared Dispositive Power ...............................

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person .......
            .......1,039,500....................................................

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................

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      13.   Percent of Class Represented by Amount in Row (11) .....38.5%.......

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      14.   Type of Reporting Person (See Instructions)

            .......IN...........................................................

            ....................................................................

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of SRKP 8, Inc., whose principal executive offices are located at 210 South Federal Highway, Suite 205, Deerfield Beach, FL 33441 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Richard Rappaport (the "Reporting Person").

      (b) The business address of the Reporting Person is 210 South Federal Highway, Deerfield Beach, FL 33441.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 1,039,500 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $9,625.00. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

      None

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 1,039,500 shares of Common Stock, representing 38.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed August 3, 2005.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,039,500 shares of Common Stock owned by the Reporting Person.

      (c) The 1,039,500 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective May 26, 2005.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,039,500 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The securities discussed herein are the result of the Common Stock Purchase Agreement executed by and between the Reporting Person and the Issuer (the "Purchase Agreement").

Item 7. Material to Be Filed as Exhibits.

      The Purchase Agreement.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  October 17, 2005

                                  RICHARD RAPPAPORT

                                  By: /s/ Richard Rappaport
                                     ------------------------------
                                     Name: Richard Rappaport
                                     Title: President